

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

October 5, 2004

By Facsimile and U.S. Mail

John E. Freechack, Esq.
Karyn L. Doerfler, Esq.
Barack Ferrazzano Kirschbaum
Pearlman & Nagelberg LLP
333 West Wacker Drive, Suite 2700
Chicago, Illinois 60606

    Re: **First Banking Center, Inc.**
        Schedule 13E-3, Amendment No. 1
        Revised Preliminary Proxy Statement on Schedule 14A
        Filed September 29, 2004

Dear Mr. Freechack and Ms. Doerfler:

    We have the following comments on the above-referenced filing. Note that we have limited our review of the document to issues related to Rule 13e-3:

Preliminary Proxy Statement

1. We note your responses to comments 3 and 4 regarding the voting trust. Please provide us your analysis regarding whether the solicitation of employees to participate in the voting trust is a tender offer. We may have further comment.

2. Please refer to comment 5. As it appears that many of the factors cited as reasons for the transaction may have existed for some time, revise to provide additional detail regarding why the company is engaging in this transaction at this time.

3. We reissue comment 7. You should revise the Schedule to add the subsidiary bank as a filing person and revise the disclosure documents to provide all applicable Item disclosure with respect to the subsidiary bank.

4. We note your response to comment 10. Please clarify how the premium paid in the reverse split benefits unaffiliated security holders who will continue to be security holders of the company. Also, please revise to provide the basis for the board's belief that liquidation value would be below the price per share to be paid in the reverse split.

5. We note your response to comment 12. The introduction to the revised disclosure indicates that the list may not be complete. Please revise to disclose all projections and forecasts provided by management to the financial advisor or confirm that you have done so.

6. Please revise the background section to clarify how the board determined the $60 per share to be paid in the reverse split.

7. Refer to comment 16. It is unclear why you have deleted the disclosure regarding recent stock purchases that was included in the initial filing. Please revise to disclose this information.

* * *

Please file a revised preliminary proxy statement and revised Schedule 13E-3. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment as required by Rule 14a-6(h). Please furnish a response letter with the revised preliminary proxy statement and Schedule 13E-3, keying your responses to our comment letter and providing any supplemental information we have requested. In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Please contact me at (202) 942-1881 if you have any questions.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions